
March 2, 2012

Via E-mail
Xin Lian
China GrenTech Corporation Limited
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People's Republic of China

> **Re: China GrenTech Corporation Limited**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed February 21, 2012**
> **File No. 005-82439**

Dear Mr. Lian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note your response to comment 1 in our letter dated February 14, 2012 and reissue the comment. Please revise your discussion of this transaction to state with clarity in a *prominent manner* that this is a going private transaction with Mr. Gao, your Chairman and CEO, Ms. Yu, your director and CFO, and Ms. Huang. We note your revised disclosure discussing these individuals as the buyer group, but the first mention of this as

a "going private transaction" appears on page 6 of your amended proxy statement with no mention of this as a "going private transaction" in your cover letter.

2. We note the definition of "unaffiliated sharesholders and ADS holders" in your letter to shareholders. We consider all of the Company's directors and officers to be affiliates of the Company. Please revise your disclosure, consistent with the requirements of Item 1014(a) of Regulation M-A.

Exhibit (a)-(1) Proxy Statement of the Company

Summary Term Sheet, page 1

Recommendations of the Independent Committee and the Board of Directors, page 7

3. We note your response to comment 7 in our letter dated February 14, 2012. Please provide a statement pursuant to Item 1012(e) of Regulation M-A from all filing persons, rather than merely the company.

Financing of the Merger, page 8

4. We note your response to comment 16 in our letter dated February 14, 2012; specifically, your statement that the funds to be paid to unaffiliated shareholders and ADS holders under the Debt Commitment Letter or the Promissory Note and Guarantee will not be subject to any restrictions, applications, registrations, and approvals under PRC rules, regulations and circulars. However, please confirm whether you have considered if the procedural requirements the Company must comply with in order to pay dividends in foreign currencies without prior approval from SAFE may apply to the funds to be paid to the unaffiliated shareholders pursuant to the going private transaction. If not, please discuss any procedural requirements you must comply with and whether the funds or proceeds can be paid to investors outside of the PRC who are not PRC nationals with or without regulatory approval. We note disclosure in your FYE 2010 Form 20-F regarding the governmental controls on currency conversion and remittance of currency out of the PRC and the fact that you receive substantially all of your operating revenues in Renminbi. You further disclose, on page 20 of the Form 20-F, that "[s]hortages in the availability of foreign currency may restrict the ability of Shenzhen GrenTech and our other PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations."

Termination Fee and Reimbursement of Expenses, page 11

5. We note your response to comment 17 in our letter dated February 14, 2012. Please prominently disclose, if true, that the termination fee can be demanded from the Company by Mr. Gao and Ms. Yu personally, following a breach by the Company of its representations and warranties, so long as those persons did not have actual knowledge of the mispresentation. As requested, please also provide a detailed analysis as to the implications of this provision under applicable common law. Please also direct us to the provision of the merger agreement stating that the insiders cannot demand payment of the termination fee if a covenant breach by the Company results from the action or inaction of Mr. Gao. Your disclosure should also address the fact that this latter provision does not apply to Ms. Yu.

Conditions to the Merger, page 12

6. Please confirm whether one of the conditions to the completion of the going private transaction contemplated by the merger agreement is the Company receiving a fairness opinion issued by William & Blair concluding that the consideration is fair, from a financial point of view to the unaffiliated shareholders. If so, please revise your disclosure to state the condition.

How do I vote if I own ADSs?, page 18

7. We note your response to prior comment 8 in our letter dated February 14, 2012. Please disclose whether a former ADS holder would have to pay a fee, and, if so, the amount of the fee, for the reissuance of ADSs if the merger is not approved.

Special Factors, page 23

8. We note your response to comment 18 in our letter dated February 14, 2012. However, please provide specific disclosure related to the "available information" regarding the Company that Mr. Yingjie Gao considered on November 12, 2011 upon determining the initial proposed purchase price of $3.10 per ADS and $0.124 per Share.

9. We note your response to comment 20 in our letter dated February 14, 2012; however, your current disclosure does not reflect the substance of your response. Please revise your "Background" disclosure to reflect the information provided in response to our comment.

Reasons for the Merge and Recommendation of the Independent Committee and Our Board of Directors, page 30

10. We note your response to comment 25 in our letter dated February 14, 2012. Please revise the first bullet point on page 31 to explain how the filing persons considered the Company's business, financial condition, results of operations, prospects and competitive position. What about these factors allowed the filing persons to make their fairness determination and why were these factors viewed as positive in the filing persons' analysis.

11. We note the seventh bullet point on page 32. Please disclose how it is indicative of fairness that the affiliate who is proposing to buy the Company can call a meeting despite a recommendation of the independent committee to reject the transaction, and that the transaction can then be approved by less than a majority of the unaffiliated shareholders. This comment also applies to the Buyer Group fairness factors.

12. We note your response to prior comment 27 in our letter dated February 14, 2012. Please enhance your disclosure to address how your ability to entertain superior proposals is an element of fairness, given that the insiders who have proposed this transaction have sufficient votes to block any such transaction and have indicated their intent to do so. Disclose also that Mr. Gao and Ms. Yu can vote against any alternative transaction as members of the board of directors. Finally, as requested, please also advise how the last bullet point in this section, stating that the insiders who proposed this transaction would not entertain any other offers, presents an element of fairness. This comment also applies to the Buyer Group fairness factors.

Position of the Buyer Group as to the Fairness of the Merger, page 37

13. Please tell us how the Buyer Group considered the affiliate transaction with Guoren Industrial to be a good benchmark for the fairness of the offer price, given that this appears to have been a transaction involving only, or largely, the Buyer Group.

Certain Financial Projections, page 42

14. We note your response to comment 36 in our letter dated February 14, 2012. While the footnote on page 43 indicates that the projections were updated only once, in January 2012, the background section indicates that the projections were also revised in December. Please revise your disclosure as appropriate, and advise us how these projections were modified in each instance.

Opinion of William Blair, the Independent Committee's Financial Advisor, page 44

15. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the Company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values for each comparable company used in the Selected Public Company analysis, and (iii) the total transaction value of each of the transactions used in the Selected M&A Transactions analysis.

Selected Public Company Analysis, page 46

16. We note your response to comment 43 in our letter dated February 14, 2012. For purposes of disclosure, please explain to investors why negative Operating Cash Flows and negative Operating Cash Flow multiples are "not meaningful" as inputs in your Selected Public Company valuation analysis.

Selected M&A Transaction Analysis, page 49

17. Disclose why William & Blair determined the selected transactions were comparable. For each transaction, disclose the specific data used to calculate the transaction values and resulting multiples.

General, page 51

18. Revise your disclosure to provide the summary opinion statement of William & Blair as to whether, based on the selected valuation analyses conducted, the consideration is fair, from a financial point of view, to the unaffiliated shareholders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, David Orlic, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3503 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail to</u>
        Kendra Jhu, Esq.
        Ropes & Gray LLP